

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 17, 2017

Via E-Mail
Michael E. Podboy
Executive Vice President, Chief Financial Officer, Chief Investment Officer and Treasurer
InvenTrust Properties Corp.
2809 Butterfield Road, Suite 360
Oak Brook, IL  60523

> **Re:    InvenTrust Properties Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 0-51609**

Dear Mr. Podboy:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Eric McPhee

                    Eric McPhee
                    Senior Staff Accountant
                    Office of Real Estate and
                      Commodities